SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒       Form 40-F  ☐

Explanatory Note:

The Registrant held its 2023 Annual Meeting of Shareholders on November 29, 2023, at 10:00 a.m., Beijing Time, at 21F, 55 Loushanguan Rd, Changning District, Shanghai, China 200336.

A total of 1,490,680 votes of the Registrant’s Class A common shares present in person or by proxy, representing 37.10% of the voting power of the common shares entitled to vote at the Annual Meeting and constituting a quorum for the transaction of business. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes. No Class B common share is currently issued and outstanding. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Annual Meeting. Abstentions and broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

PROPOSAL 1: Election of Directors

Election of two Class I members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2026, or until their successors are duly elected and qualified. Jinbao Li and Jing Li received a plurality of the properly cast votes and were thereby elected to the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For		Against		Abstain/Broker Non-Vote
Nominee	Votes	Percentage	Votes	Percentage	Votes	Percentage
Jinbao Li (Class I)	1,482,242	99.43%	3,053	0.20%	5,382	0.36%
Jing Li (Class I)	1,482,082	99.42%	3,216	0.22%	5,382	0.36%

PROPOSAL 2: Ratification of Appointment of Independent Auditor

Ratification of the appointment of Yu Certified Public Accountant PC as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2023. The proposal was approved by 99.84% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Votes	Percentage	Votes	Percentage	Votes	Percentage
1,488,247	99.84%	2,052	0.14%	377	0.03%

On November 30, 2023, the Registrant issued a press release announcing the results of its 2023 Annual Meeting of Shareholders. A copy of the press release is furnished as Exhibit 99.1 hereto.

Exhibit
99.1	Press release, dated November 30, 2023, titled “Nisun International Announces Results of 2023 Annual Meeting of Shareholders”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: November 30, 2023	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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